PERCEPTION CAPITAL CORP. II

315 Lake Street East, Suite 301

Wayzata, MN 55391

June 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Jordan Nimitz

Jane Park

Re:	Perception Capital Corp. II (the “Company”)

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed May 26, 2023

File No. 001-40976

Ladies and Gentleman:

I am writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 14, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, filed on May 26, 2023 (“Amendment No. 2”).

Concurrently with the submission of this letter, the Company has filed via EDGAR a Registration Statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to the Preliminary Proxy filed May 26, 2023

Certain Unaudited Projected Financial Information, page 2

1.

We note your response to comment 12. To help investors better understand the material assumptions used to determine the projected financial information presented, please provide additional insight as to when you expect to start achieving each of the three revenue streams.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 205 of the Registration Statement.

Perception Capital Corp. II

June 23, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 72

2.	We note your response to comment 2. In a similar manner to your response, please expand your disclosures to explain the terms of the Bridge Loan specifically as it relates to mandatory prepayments.

Response: The Company acknowledges the Staff’s comment and has expanded disclosures on pages 76 and 82 of the Registration Statement.

3.

We note in your disclosures on page F-68 that the Arosa loan agreement also resulted in Arosa transferring founder units to Spectaire which were then distributed to shareholders. Please disclose how these units and the distributions were accounted for and also what consideration was given to reflecting this part of the transaction in the pro forma financial information.

Response: The Company acknowledges the Staff’s comment and has expanded disclosures on page 76 and beginning on pro forma financial information pages 30 and 79 of the Registration Statement.

Background to the Business Combination, page 184

4.

We note your revisions in response to our prior comment 8. We note that PCCT management took into account the “fundamentals of the industrial technology sector” and “execution risks inherent within scaling [Spectaire’s] technologies.” Please revise to briefly summarize the fundamentals and inherent risks that PCCT management took into account, including PCCT’s position on those matters..

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 191 and 192 of the Registration Statement.

5.

We note that the initial LOI submitted by PCCT on November 30, 2022 already contained the $125 million pre-money valuation and the 7.5 million earnout shares and that the amount and structure of the earn-out was determined through the process of negotiation described on page 189. Please disclose the dates that these discussions and negotiations took place, including when Spectaire sought the $300 million valuation and when PCCT proposed the earnout provisions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 190 and 191 of the Registration Statement.

6.

We note your revisions and response to our prior comment 11. Please revise your disclosure related to the January 10, 2023 Board Meeting to disclose the “material findings from prior informational business due diligence discussions with Spectaire management” that were presented to the PCCT Board. We refer to your disclosure that the “Results of Due Diligence Conducted by PCCT” were a supporting factor that the Board considered in its decision to enter the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 197 of the Registration Statement.

U.S. Federal Income Tax Considerations, page 227

7.

We note your response to comment 14. Please provide disclosure as to the tax consequences of the merger in this section and file a tax opinion as an exhibit to the registration statement as we view the tax consequences to be material to the transaction and your disclosure contains

Perception Capital Corp. II

June 23, 2023

representations as to the tax-free nature of the transaction. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the merger, then disclosure and an appropriate tax opinion are required with respect to the transaction as a whole. If there is uncertainty regarding the tax treatment of the merger, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.

Response: The Company thanks the Staff for the helpful discussion regarding this comment on June 16. As discussed, the Company believes that the proxy clearly describes that the Merger will not result in material U.S. federal income tax consequences to PCCT or PCCT shareholders regardless of whether it qualifies as a reorganization under Section 368(a) of the Code, and that no opinion regarding that qualification (or any other tax opinion) is a condition to the Merger. For these reasons, the Company believes that Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 do not require a tax opinion of counsel supporting the intended tax treatment of the Merger as a reorganization under Section 368(a) of the Code, and that disclosure regarding such tax treatment would be neither material nor helpful to PCCT shareholders in deciding whether to vote in favor of the Business Combination and whether to redeem their shares.

Note 1. Organization and Business Operations, page F-56

8.

We note your response to comment 15. Please help us better understand how you determined that MicroMS should be considered the accounting acquirer pursuant to ASC 805. Specifically please address the following:

•

You determined that Spectaire was a Newco that lacked substance from inception in September 2022 to December 13, 2022 and had limited pre-combination activities. Please tell us what specific activities this entity was engaged in during this period, including whether the entity was focused on raising capital, identifying and promoting acquisition targets, and negotiating any other types of transactions.

•

You disclose that the board composition and management is mixed between former MicroMS and Spectaire executives. Please tell us the specific composition of both the board and management, including how many members of the board are representatives of MicroMS as well as representatives of Spectaire.

Response: As part of the Company’s analysis in concluding that Spectaire lacked substance, the Company concluded that Spectaire had limited pre-combination activities. In the short time period from September to December 2022, the activities the entity was engaged in during this period were limited to working with attorneys to draft and effectuate the Merger Agreement with MicroMS and creating initial capitalization of the Company through issuing convertible notes (approximately $438,000), restricted stock awards and preferred shares (approximately $455,000). Spectaire was not involved in raising significant capital or identifying and promoting acquisition targets or negotiating other types of transactions.

Subsequent to the Merger, the composition of the Spectaire board included four members, two from MicroMS and two from Spectaire which resulted in a neutral indicator in determining the accounting acquirer. Subsequent to the Merger, the composition of management was as follows:

•	CEO is Brian Semkiw (former Spectaire)

•	Chief Scientific Officer (CSO) is Brian Hemond (former MicroMS)

Perception Capital Corp. II

June 23, 2023

•	Chief Commercial Officer is Chris Grossman (new to the company)

•	Chief Information Officer is Rui Mendes (former Spectaire)

•	CFO is Leonardo Fernandes (new to the company)

•	CEO is Brian Semkiw (former Spectaire)

While Brian Semkiw is the CEO, Brian Hemond, the former MicroMS CEO, is the Chief Scientific Officer and is extensively involved in the day-to-day operations of the Company as he has the technical expertise and invented the Micro Mass Spectrometer. The Company viewed management as a combination of operations, sales and marketing expertise of Spectaire’s executives with the research and development expertise of MicroMS executives.

The Company advises the Staff that in its analysis, the Company recognizes that there is a change in board and management composition of Spectaire, however, the substance of the arrangement is that Spectaire was formed solely for the purpose of effecting the Merger, Spectaire did not have any assets other than cash from initial investors, and its only function was to issue equity interests to effect the Merger.

Perception Capital Corp. II

June 23, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP